SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Genesis Park Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G38245109

(CUSIP Number)

David Bilger

c/o Genesis Park Holdings

2000 Edwards Street

Suite B

Houston, TX 77007

Telephone Number: (713) 489-4650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with a copy to)

William Gump

Sean M. Ewen

Angela Olivarez

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

November 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Genesis Park II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,094,405.50(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,094,405.50(1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,094,405.50(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.9% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 4,094,405.50 of Genesis Park Acquisition Corp.’s (the “Issuer”) Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) held by Genesis Park Holdings (the “Sponsor”), which are automatically convertible on a one-for-one basis into shares of the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249066) (the “Registration Statement”). The Sponsor is controlled by its Manager (as defined below), which is controlled by its General Partner (as defined below). Manager and General Partner have voting and dispositive power over the securities held by the Sponsor. Other than for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of Manager and General Partner disclaims any beneficial ownership of securities reported herein other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(2)

Excludes 7,292,351 Class A Shares underlying private placement warrants held by the Sponsor (the “Private Placement Warrants”) that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)

The percentage reported in this Schedule 13D is based upon 20,472,027.50 Class A Shares outstanding consisting of 16,377,622 Class A Shares and 4,094,405.50 convertible Class B Shares outstanding based upon Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 3, 2020.

1.	Names of Reporting Persons. Genesis Park II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF-OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,094,405.50(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,094,405.50(1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,094,405.50(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.9%(1)(2)(3)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes 4,094,405.50 Founder Shares held by the Sponsor, which are automatically convertible on a one-for-one basis into Class A Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249066). The Sponsor is controlled by its Manager, which is controlled by its General Partner. Manager and General Partner have voting and dispositive power over the securities held by the Sponsor. Other than for purposes of Rule 13d-3 of the Exchange Act, each of Manager and General Partner disclaims any beneficial ownership of securities reported herein other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(2)	Excludes 7,292,351 Class A Shares underlying the Private Placement Warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.
(3)

The percentage reported in this Schedule 13D is based upon 20,472,027.50 Class A Shares outstanding consisting of 16,377,622 Class A Shares and 4,094,405.50 convertible Class B Shares outstanding based upon Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 3, 2020.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share, of Genesis Park Acquisition Corp., a Cayman Islands exempted company. The principal executive offices of the Issuer are located at 2000 Edwards Street, Suite B, Houston, TX 77007.

Item 2.	Identity and Background

This statement is being jointly filed by Genesis Park II, LP and Genesis Park II GP LLC (the “Reporting Persons”):

(i) Genesis Park II LP (“Manager”), a Delaware limited partnership, with a principal business address located at 2000 Edwards Street, Suite B, Houston, TX 77007, is principally involved in the business of investing and managing private investments. Manager is the manager of the Sponsor, and as such, has voting and investment discretion with respect to the Class A Shares issuable upon conversion of the Class B Shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class A Shares beneficially owned by the Sponsor.

(ii) Genesis Park II GP LLC (“General Partner”), a Delaware limited liability company, with a principal business address located at 2000 Edwards Street, Suite B, Houston, TX 77007, is principally involved in the business of investing and managing private investments. General Partner is the general partner of Manager, and as such, has voting and investment discretion with respect to the Class A Shares held directly or beneficially owned by the Manager and may be deemed to have shared beneficial ownership of the Class A Shares issuable upon conversion of the Class B Shares held directly by the Sponsor and/or the Class A Shares held directly by Manager. The managers of HSG GP LLC, which is the general partner of Genesis Park Holdco LP, the manager of the General Partner, are Paul W. Hobby, Peter Shaper and Steven Gibson (collectively, with HSG GP LLC and Genesis Park Holdco LP, the “Scheduled Persons”).

Information regarding the Scheduled Persons is set forth on Schedule I.

During the past five years, no Reporting Person, nor any Scheduled Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 30, 2020, the Sponsor purchased 5,750,000 Class B Shares for an aggregate purchase price of $25,000 or approximately $0.0043 per share using working capital. On November 16, 2020, the Sponsor returned to the Issuer, at no cost, an aggregate of 1,437,500 Class B Shares, which the Issuer cancelled resulting in an aggregate of 4,312,500 Class B Shares (the “Founder Shares”) outstanding and held by the Sponsor (up to 562,500 of which are subject to forfeiture by the Sponsor if the underwriters’ over-allotment option is not exercised in full). On December 8, 2020, in connection with the underwriters’ partial exercise of their over-allotment option, the Sponsor returned to the Issuer, at no cost, an aggregate of 218,094.50 Founder Shares, which the Issuer cancelled, resulting in an aggregate of 4,094,405.50 Founder Shares outstanding and held by the Sponsor. As described in the Issuer’s Registration Statement under the heading “Description of Securities—Founder Shares,” the Founder Shares will automatically be converted into Class A Shares at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments described therein and have no expiration date.

On November 27, 2020, Manager purchased 1,000,000 units of the Issuer (the “Units”) for an aggregate purchase price of $10,000,000 or $10.00 per Unit (each Unit consisting of one Class A Share (the Class A Shares underlying the units purchased by Manager (the “Public Offering Shares” and such units, the “Public Offering Units”) and one-half of one warrant, each whole warrant exercisable to purchase one Class A Share at a price of $11.50 (the “Public Offering Warrants”) as part of the Issuer’s initial public offering. Manager purchased the Public Offering Units using working capital.

The aggregate purchase price for the Founder Shares and the Public Offering Shares was $10,025,000.

On November 27, 2020 Mr. Hobby purchased 100,000 Units of the Issuer for an aggregate purchase price of $1,000,000 or $10.00 per Unit as part of the Issuer’s initial public offering. Mr. Hobby purchased the Units using personal funds.

On November 27, 2020, Mr. Gibson purchased 50,000 Units of the Issuer for an aggregate purchase price of $500,000 or $10.00 per Unit as part of the Issuer’s initial public offering. Mr. Gibson purchased the Units using personal funds.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is incorporated by reference herein.

Class A Shares beneficially owned by the Reporting Persons and the Scheduled Persons have been acquired for investment purposes. The Reporting Persons and the Scheduled Persons may make further acquisitions of Class A Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Class A Shares held by the Reporting Persons or the Scheduled Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, the Founder Shares are subject to certain lock-up restrictions as further described in Item 6 below and do not convert from Class B Shares into Class A Shares unless and until the Issuer consummates a business combination. In addition, the Reporting Persons and their representatives may in the future take other actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination or changing its intention with respect to any and all matters referred to in Item 4.

Mr. Hobby serves as a member of the board of directors and the Chief Executive Officer of the Issuer and, in such capacity, will be involved in reviewing transactions that may result in a business combination of the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except for the foregoing, the Reporting Persons and the Scheduled Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company incorporated in the Cayman Islands and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. Pursuant to various agreements between the Sponsor and the Issuer as further described in Item 6 below, the Sponsor has agreed (A) to vote the Founder Shares and any Class A Shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s memorandum and articles of association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares but excluding the Public Offering Shares) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s memorandum and articles of association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Persons may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The percentage reported in this Schedule 13D is based upon 20,472,027.50 Class A Shares outstanding consisting of 16,377,622 Class A Shares and 4,094,405.50 convertible Class B Shares outstanding based upon Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 3, 2020.

The aggregate number and percentage of shares of Class A Shares over which each Reporting Person may have dispositive and voting power are as follows:

(i)

Manager, (x) as the record holder of the 1,000,000 Public Offering Units, may be deemed to share dispositive power and voting power over 1,000,000 Class A Shares underlying such Units, and (y) as the manager of the Sponsor, has voting and investment discretion with respect to the securities held by the Sponsor, and may be deemed to share dispositive power and voting power over 4,094,405.50 Class A Shares issuable upon conversion of 4,094,405.50 Class B Shares held of record by the Sponsor, together, constituting 24.9% of the Class A Shares outstanding, with General Partner. The foregoing excludes the Public Offering Warrants and the Private Placement Warrants which are not exercisable and will not be exercisable within 60 days. Manager disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(ii)

General Partner, as the general partner of Manager, has voting and investment discretion with respect to the securities held by Manager and the Sponsor, and may be deemed to share dispositive and voting power over the 1,000,000 Class A Shares underlying the 1,000,000 Public Offering Units held by Manager and may be deemed to share dispositive power and voting power over 4,094,405.50 Class A Shares issuable upon conversion of 4,094,405.50 Class B Shares held of record by the Sponsor, together, constituting 24.9% of the Class A Shares outstanding, with Manager. The foregoing excludes the Public Offering Warrants and the Private Placement Warrants which are not exercisable and will not be exercisable within 60 days. Manager disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein. In addition, Paul W. Hobby, as the record holder of 100,000 Units of the Issuer (as disclosed in Item 3 above), has voting and investment discretion with respect to such 100,000 Units, and Steven Gibson, as the record holder of 50,000 Units of the Issuer (as disclosed in Item 3 above), has voting and investment discretion with respect to such 50,000 Units.

(c) The information set forth in Item 3 is incorporated by reference herein. The information set forth in Item 6 under the headings “Securities Subscription Agreement” and “Warrant Agreement and Private Placement Warrants Purchase Agreement” is incorporated by reference herein.

(d) Persons other than the Reporting Persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. The Sponsor owns 4,094,405.50 Class A Shares issuable upon conversion of 4,094,405.50 Class B Shares, constituting 20.0% of the Class A Shares outstanding.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Securities Subscription Agreement

On July 30, 2020, 5,750,000 Class B Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Securities Subscription Agreement. On November 16, 2020, the Sponsor returned to the Issuer, at no cost, an aggregate of 1,437,500 Class B Shares, which the Issuer cancelled resulting in an aggregate of 4,312,500 Founders Shares outstanding and held by Sponsor (up to 562,500 of which are subject to forfeiture by the Sponsor if the underwriters’ over-allotment option is not exercised in full). On December 8, 2020, in connection with the underwriters’ partial exercise of their over-allotment option, the Sponsor returned to the Issuer, at no cost, an aggregate of 218,094.50 Class B Shares, which the Issuer cancelled, resulting in an aggregate of 4,094,405.50 Class B Shares outstanding and held by the Sponsor.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on September 25, 2020 and is incorporated by reference herein as Exhibit 10.1.

Insider Letter

On November 27, 2020 in connection with the Issuer’s initial public offering, the Issuer, the Sponsor, Jefferies, LLC and the members of the Issuer’s board of directors and/or management team entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, inter alia, the Sponsor agreed (A) to vote its Founder Shares and any Class A Shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s memorandum and articles of association that would modify the substance or timing of the Issuer’s obligation to redeem the public Class A Shares if the Issuer does not consummate a business combination within 18 months from the completion of the initial public offering or any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless the Issuer provides the holders of public Class A Shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the Issuer’s initial public offering (the “Trust Account”), (C) not to redeem any ordinary shares held by the Sponsor into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

The Sponsor also agreed that during the period commencing on the date of the underwriting agreement and ending 180 days after such date, not to, without the prior written consent of Jefferies, LLC (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, with respect to any Units, shares of capital stock of the Issuer, warrants or any securities convertible into, or exercisable, or exchangeable for, shares of capital stock of the Issuer owned by it, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Units, Class A shares or Class B Shares of the Issuer, warrants or any securities convertible into, or exercisable, or exchangeable for, Class A Shares of the Issuer owned by it whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

In the event of the liquidation of the Trust Account of the Issuer, the Sponsor will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by (i) any third party (other than the Issuer’s independent public accountants) for services rendered or products sold to the Issuer or (ii) a prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a Business Combination agreement (a “Target”); provided, however, that such indemnification of the Issuer by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party or a Target do not reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Class A Share sold in the initial public offering including any overallotment (the “Offering Shares”) or (ii) the actual amount per Offering Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Offering Share, due to reductions in the value of the trust assets, taxes payable, except as to any claims by a third party (including a Target) who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and except as to any claims under the Issuer’s indemnity of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Sponsor has the right to defend against any such claim with counsel of its choice reasonably satisfactory to the Issuer if, within 15 days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies the Issuer in writing that it shall undertake such defense.

To the extent the underwriters do not exercise their over-allotment option to purchase up to an additional 3,000,000 Units within 45 days from November 23, 2020 (and as further described in the Registration Statement), the Sponsor agrees to forfeit, at no cost, a number of Founder Shares in the aggregate equal to 750,000 multiplied by a fraction, (i) the numerator of which is 3,000,000 minus the number of Units purchased by the underwriters upon the exercise of their over-allotment option, and (ii) the denominator of which is 3,000,000. The forfeiture will be adjusted to the extent the over-allotment option is not exercised in full by the underwriters so that the Sponsor will own an aggregate of 20.0% of the Issuer’s issued and outstanding Class A Shares after the initial public offering.

Pursuant to the Insider Letter, the Founder Shares, the Private Placement Warrants and Class A Shares issued upon conversion or exercise thereof are each subject to transfer restrictions. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the Issuer’s initial business combination, (x) if the reported closing price of the Issuer’s Class A Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 180 days after the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) in the case of the Private Placement Warrants and the Class A Shares underlying such warrants, until 30 days after the completion of the Issuer’s initial business combination, except in each case (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) in the event of the Issuer’s liquidation prior to the completion of its initial business combination; (g) by virtue of the laws of the Cayman Islands or the organizational documents of the Sponsor upon dissolution of the Sponsor; or (h) in the event of the Issuer’s liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to the Issuer’s completion of its initial business combination; provided, however, that in the case of clauses (a) through (e) or (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements and by the same agreements entered into by the Sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described elsewhere in this Schedule 13D).

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.17 to the Form 8-K filed by the Issuer with the SEC on November 27, 2020 and is incorporated by reference herein as Exhibit 10.2.

Warrant Agreement and Private Placement Warrants Purchase Agreement

Under the Warrant Agreement, dated as of November 23, 2020 (the “Warrant Agreement”), by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent, each Public Offering Warrant, as well as each warrant held by Mr. Hobby and the other warrants issued thereunder, entitles the holder to purchase one Class A Share of the Issuer at an exercise price of $11.50 per share subject to adjustment as provided in the Warrant Agreement beginning on the later of (i) the date that is thirty (30) days after the first date on which the Issuer completes a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving the Issuer and one or more businesses (a “Business Combination”), or (ii) November 27, 2021, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Issuer completes its initial Business Combination, (y) the liquidation of the Issuer, or (z) the Redemption Date (as defined in the Warrant Agreement). Once the Public Offering Warrants, the warrants held by Mr. Hobby and the other warrants issued thereunder are exercisable, the Issuer may call them for redemption under certain circumstances as described in the Warrant Agreement.

On November 27, 2020, simultaneously with the consummation of the initial public offering and the partial exercise of the underwriters over-allotment option, the Sponsor purchased 7,292,351 Private Placement Warrants at $1.00 per warrant from the Issuer pursuant to a Private Placement Units Purchase Agreement. The Private Placement Warrants are identical to the warrants included in the Units, except that while they are held by the Sponsor or its Permitted Transferees (as defined in the Warrant Agreement), the Private Placement Warrants (i) may be exercised for cash or on a cashless basis, (ii) may not be transferred, assigned or sold until thirty (30) days after the completion by the Issuer of an initial Business Combination (subject to certain limited exceptions as described in the Insider Letter and the Warrant Agreement), and (iii) shall not be redeemable by the Issuer.

The Private Placement Warrants and the Class A Shares issuable upon exercise thereof are subject to a lock-up provision in the Warrant Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Warrant Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 27, 2020 and is incorporated by reference herein as Exhibit 10.3. The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 27, 2020 and is incorporated by reference herein as Exhibit 10.4.

Registration Rights and Shareholder Rights Agreement

On November 23, 2020, in connection with the IPO, the Issuer and the Sponsor entered into a registration and shareholder rights agreement (the “Registration and Shareholder Rights Agreement”), pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act of 1933 (the “Securities Act”) and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer. In addition, upon consummation of the Issuer’s initial business combination, the Sponsor has the right to nominate three individuals for election to the Issuer’s board of directors.

The foregoing description of the Registration and Shareholder Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 27, 2020 and is incorporated by reference herein as Exhibit 10.5

Item 7.	Material to Be Filed as Exhibits

Exhibit 10.1: Securities Subscription Agreement, dated July 30, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed by the Issuer on September 25, 2020)

Exhibit 10.2: Letter Agreement, dated November 23, 2020, by and among the Issuer, the Sponsor and each director and officer of the Issuer (incorporated by reference to Exhibit 10.17 to the Form 8-K filed by the Issuer on November 27, 2020)

Exhibit 10.3: Warrant Agreement, dated November 23, 2020, by and between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on November 27, 2020)

Exhibit 10.4: Private Placement Units Purchase Agreement, dated November 23, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer on November 27, 2020)

Exhibit 10.5: Registration and Shareholder Rights Agreement, dated November 23, 2020, by and among the Issuer, the Sponsor, Manager and Jefferies LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on November 27, 2020)

Exhibit 10.5: Joint Filing Agreement, dated as of December 8, 2020, by and among Manager and General Partner

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2020	Genesis Park II LP

By: Genesis Park II GP LLC, its General Partner

By: /s/ Paul W. Hobby
Paul W. Hobby, Authorized Signatory

Dated: December 8, 2020	Genesis Park II GP LLC

By: Genesis Park Holdco LP, its managing member

By: HSG GP LLC, its general partner

By: /s/ Paul W. Hobby
Paul W. Hobby, Authorized Signatory

Exhibit Index

Exhibit 10.1: Securities Subscription Agreement, dated July 30, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed by the Issuer on September 25, 2020)

Exhibit 10.2: Letter Agreement, dated November 23, 2020, by and among the Issuer, the Sponsor and each director and officer of the Issuer (incorporated by reference to Exhibit 10.17 to the Form 8-K filed by the Issuer on November 27, 2020)

Exhibit 10.3: Warrant Agreement, dated November 23, 2020, by and between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on November 27, 2020)

Exhibit 10.4: Private Placement Units Purchase Agreement, dated November 23, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer on November 27, 2020)

Exhibit 10.5: Registration and Shareholder Rights Agreement, dated November 23, 2020, by and among the Issuer, the Sponsor, Manager and Jefferies LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on November 27, 2020)

Exhibit 10.5: Joint Filing Agreement, dated as of December 8, 2020, by and among Manager and General Partner

SCHEDULE I

Name	Principal Business Address	Principal Occupation or Employment/Principal Business	Citizenship/Place of Organization
Paul W. Hobby	2000 Edwards Street, Suite B, Houston, TX 77007	Founding Partner, Genesis Park (investing and managing private investments)	United States

Peter Shaper	2000 Edwards Street, Suite B, Houston, TX 77007	Founding Partner, Genesis Park (investing and managing private investments)	United States

Steven Gibson	2000 Edwards Street, Suite B, Houston, TX 77007	Special Partner, Genesis Park (investing and managing private investments)	United States

Genesis Park Holdco LP	2000 Edwards Street, Suite B, Houston, TX 77007	Investing and managing private investments	Delaware

HSG GP LLC	2000 Edwards Street, Suite B, Houston, TX 77007	Investing and managing private investments	Delaware